May 13, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Cablecom Holdings, Ltd.
Form 20-F for the fiscal year ended December 31, 2009
Filed July 1, 2010
File No. 001-34136

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on April 21, 2011 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.  While we are not refiling our Annual Report on Form 20-F at this time, upon being advised by the Staff that the proposed disclosures are acceptable to the Staff, we will promptly file Amendment No. 1 to the 20-F on Form 20-F/A (the “Amended 20-F”), which will include all of the changes proposed in our correspondence with the Staff.

Form 20-F for the Fiscal Year Ended December 31 2009

Item 4. Information on the Company, page 19

C. Organizational Structure, page 31

PRC Corporate Structure, page 31

1.
We note your response to comment 12 from our letter dated December 6, 2010 where you state Pu Yue and Liang Yuejing, who are PRC citizens, incorporated JYNT to obtain special licenses and/or invest in restricted industries and now have entrusted their equity interests in JYNT to HZNT through a trust agreement. We also note your response that this is a prevailing business model for investing and operating in restricted industries. However, as we understand from other companies who use a VIE structure, this trust arrangement is not prevalent. Please explain in detail all the business reasons for your use of the trust agreements. Further, provide a detailed analysis of the legality, validity, and effectiveness of the trust agreements considering the totality of the facts and circumstances including, but not limited to, SARFT's limitation on foreign ownership in the cable industry—identifying all rules, regulations, circulars, notices and PRC authorities involved. Also, tell us how the Trust Law of the People's Republic of China (Order of the President No.50) applies to the trust arrangements that are filed as exhibits 10.42 and 10.43 to your Form S-4/A filed on December 24, 2007.

Response:  The “trustee agreements” were entered into prior to the execution of the VIE agreements. They were not designed to establish a separate trust or contractual relationship outside of the VIE structure; rather, their purpose was only to facilitate the subsequent establishment of the same. The “trustee agreements” have been effectively superseded by the VIE arrangements.

To avoid any potential misunderstanding or confusion, we have executed termination agreements with Liang Yue Jing and Pue Yue terminating the “trustee agreements”. We have attached the termination agreements hereto for your reference as Annex 1 and Annex 2.

2.
Further, tell us whether you disclosed the trust arrangements to the appropriate PRC authorities including, but not limited to, SARFT. If you did not disclose these arrangements, tell us how the PRC authorities would regard the legality, effectiveness, and validity of these arrangements, considering the totality of the facts and circumstances including, but not limited to, SARFT's restriction on foreign ownership in the cable industry and the Trust Law of the People's Republic of China (Order of the President No. 50)—identifying all rules, regulations, circulars, notices and PRC authorities involved.

Response:  Please refer to our response to Comment 1. As the trustee agreements have now been terminated, no further disclosure to the relevant PRC authorities is necessary.

3.
Further, disclose whether you have made the PRC governmental authorities including, but not limited to, all local and national levels of SARFT aware of the trust arrangements. As before, if you did not make this disclosure, disclose how these PRC governmental authorities would regard the legality, effectiveness, and validity of these arrangements, considering the totality of the facts and circumstances including, but not limited to, SARFT's restriction on foreign ownership in the cable industry and the Trust Law of the People's Republic of China (Order of the President No. 50)—identifying all rules, regulations, circulars, notices and PRC authorities involved.

Response:  Please refer to our response to Comments 1 and 2.

4.
Also, we note your response to comment one from our letter dated February 14, 2011 that the trust agreements do not need to be registered. However, tell us whether a PRC court of law would find these arrangements effective considering the totality of circumstances including, but not limited to, the rules and regulations governing provision of cable television in PRC including compliance with The Measures for the Administration of Radio and Television Program Transmission Services (promulgated on July 6, 2004 by the SARFT as Decree No, 33 and effective as of August 10, 2004)—identifying all rules, regulations, circulars, notices and PRC authorities involved.

Response: Please refer to our response to Comments 1 and 2.

Notes to Consolidated Financial Statements
Note 4. Recent Changes in Accounting Standards, page F-18

5.
We note that Jinan Youxiantong Network Technology Co., Ltd.'s ("JYNT") financial control over its cable business is structured in two joint ventures: Binzhou Broadcasting, which is 49% owned by JYNT and 51% by Binzhou SOE, and Hubei Chutian, which is 49% owned by JYNT and 51% by Hubei SOE, Consequently, JYNT entered into contractual arrangements with the PRC state-owned enterprises that offered it the ability to control and consolidate the results of operations of Binzhou Broadcasting and Hubei Chutian. Please explain to us, in detail, how you analyzed ASU 2009-17 and tell us what you expect the impact of this pronouncement will be on the consolidated financial position and results of operations.

Response: JYNT owns 49% equity interests in each of the two joint ventures Binzhou Broadcasting and Hubei Chutian, so it has the obligation to absorb losses and the right to receive benefits. It absorbs 49% of the losses and has the right to receive 49% of any residual benefits. Furthermore, JYNT receives 11% of the net profits of Binzhou Broadcasting and 6% of the net profits of Hubei Chutian through exclusive service agreements. So JYNT has the obligation to absorb losses of Binzhou Broadcasting and Hubei Chutian that could potentially be significant to them and the right to receive benefits from them that could potentially be significant to them.

JYNT has a veto right regarding the appointment of the general manager of Binzhou Broadcasting and Hubei Chutian, the right to appoint their chief financial officer, and an obligation to provide continued financial resources for investment and capital expenditures for the future expansion of their operations. The result of these rights and obligations given to JYNT is that China Cablecom and JYNT have the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote.

On the basis of the specific facts and circumstances presented above and the analysis performed, JYNT would be deemed to be the primary beneficiary of Binzhou Broadcasting and Hubei Chutian because:

a. It is the variable interest holder with the power to direct the activities of Binzhou Broadcasting and Hubei Chutian that most significantly impact their economic performance.

b. Through its equity interest and exclusive service fee, it has the obligation to absorb losses of Binzhou Broadcasting and Hubei Chutian that could potentially be significant to them and the right to receive benefits from them that could potentially be significant.

After performing an evaluation subsequent to the adoption of ASU 2009-17 (ASU 2009-17), we concluded that we have the power to direct the above activities and that we have the obligation to absorb losses and right to receive benefits from the joint venture that could be significant to the joint venture. Therefore, we believe the consolidation of Binzhou Broadcasting and Hubei Chutian is appropriate. The adoption of ASU 2009-17 did not have an impact on the Company’s consolidated results of operations, cash flows or financial condition.

Note 11. Non-controlling Interest page F-24

6.
In light of the significant net losses generated by the Company and the non-controlling interests' respective 40% and 45% proportionate share of the "total economic benefits", please clarify and disclose how the Company determined the profits attributed to each of the non-controlling interests as shown on the consolidated statements of operations.

Response: The Company determines the profits attributed to each of the non-controlling interests by first determining what proportion of the controlling interest the Company is entitled and from that, calculates the remaining non-controlling interest.

For Binzhou Broadcasting, the percentage is 49% plus an additional 11% of “fee income” to equal 60%. So the non-controlling interest in Binzhou is simply 100%-60%=40%.

For Hubei Chutian, the percentage is always 49% plus an additional 6% of “fee income” to total 55%. So the non-controlling interest in Hubei is 100%-55%=45%.

Note 14. Note Payable — Non-controlling Interest, page F-25

7.
We note your response to prior comment four from our letter dated March 22, 2011. We note that the December 31, 2009 year-end balances of both the current and long-term portions of the Hubei SOE note payable changed significantly and it appears the changes are related to the revised Hubei Framework and technical service agreements. If so, please explain why the decrease in the JYNT service charge from 11% to 6% increased the long-term portion of the Hubei SOE note payable and simultaneously decreased the short-term portion. Furthermore, if the due dates for repayment of the note payable are not contractually specified, please provide and disclose an explanation as to how the Company determines the current and long-term portions of the related party debt. Please provide a roll-forward schedule and explain the nature and character of each type of increase and decrease to the current and long-term portions of the Hubei SOE note payable.

Response:  We confirm that the changes in the balances of the current and long-term portions of the Hubei SOE note payable changed significantly during 2009 and that these were indeed related to the revised Hubei Framework and technical service agreements.

The two parties decided in 2009 to revise the Hubei Framework as follows:
- JYNT reduced its investment in Hubei JV from RMB 414 million to RMB 379 million. This was a reduction of RMB 35 million。
- To compensate for this reduction in investment, Hubei SOE provided shareholder loans of RMB 35 million to make up for this investment reduction.

The Company determines long-term and short-term payables by first determining how much is long-term. Long-term represents total shareholders’ loan plus paid-in capital. The remaining balance of any payable is short-term loan.

The long term notes payable of 2009 increased by RMB 86 million (see schedule below) from the balance of 2008 which represents:

1)    the extra RMB 35 million of shareholder’s loan referred to above, and
2)    RMB 51M payables in the process of registration as JV’s paid in capital (which was recorded as a short-term payable in 2008).

The roll-forward schedule is as follows:

2008
RMB
Total Payables to Hubei SOE (RMB 640M assets injected by SOE less payment made)	545,972,045

Less: non-current portion (consideration for RMB 640M assets with out repayment schedule)	(226,000,000)

Current portion of payables to SOE	319,972,045

Total repayment from JV to SOE during 2009	85,667,598

2009
RMB
Total Payables to Hubei SOE (RMB 640M assets injected by SOE less payment made)	460,304,447

Less: non-current portion (consideration for RMB 640M assets with out repayment schedule)	(311,500,000)

Current portion of payables to SOE	148,804,447

8.
Furthermore, in light of the lack of documentation, please explain the factors the Company considered when concluding that the probability that Hubei SOE will demand repayment within one a year is remote.

Response: The factors the Company considered in concluding the probability is remote were the following:

1.           Hubei SOE, as a state-owned enterprise, is backed by the government of China, one of the most financially solvent countries now in the world, and a net creditor to many large powers. As such, Hubei SOE has no liquidity issues which would require calling in the repayment of this loan.

2.           Hubei SOE has a long-standing close and very friendly relationship   with the Company and many of its senior officers. Hubei SOE has orally indicated on many occasions to Company officers that it has no intention of asking for repayment of the loan anytime in the near future.

3.           As a point of fact, Hubei SOE has never asked, at anytime previously, for the repayment of the loan.

4.           It is common for state-owned enterprises, such as Hubei SOE, to keep loans on their books for very long periods of time, often many years, without demanding repayment.

The Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Clive Ng
Clive Ng
Chairman

Annex 1

Termination Agreement

between

China Cablecom Co., Ltd, Hong Kong

and

Liang Yue Jing

This Termination Agreement (Agreement) is entered into on May 4, 2011 in Beijing, People’s Republic of China (PRC)

by and between:

(1)	China Cablecom Co., Ltd, Hong Kong, a limited liability company incorporated under the laws of Hong Kong with its registered address at 12/F RUTTONJEE HSE 11 DUDDLLST CENTRAL HK (Party A);

and

(2)
Liang Yue Jing, a PRC citizen, holder of identification card number, 512925196403280023, whose residential address is at Room 334, Building No.7, Zhongguanchun, Haidian District, Beijing, PRC (Party B).

Each of Party A and Party B shall be hereinafter referred to as a “party” respectively, and as the “parties” collectively.

 WHEREAS:

A.	Party A and Party B entered into a trustee agreement (“Trustee Agreement”) on June 30, 2007 to facilitate the execution of a set of control documents (“VIE Agreements”) between the parties.

B.
After entering into the Trustee Agreement, the parties executed the VIE Agreements as planned. The parties acknowledge that the Trustee Agreement was effectively superseded by the VIE Agreements upon the execution of the VIE Agreements..

C.
The parties wish to terminate the Trustee Agreement on the date of execution of this Agreement. The parties further acknowledge that the execution of this Agreement (i.e., the termination of the Trustee Agreement) reflects the intention of the parties when they executed the VIE Agreements.

NOW, THEREFORE, the parties hereby agree as follows:

Article 1        Termination

1.1
Termination. The parties agree that on the date of execution of this Agreement the Trustee Agreement shall no longer be effective. This Agreement, once executed, shall stand as written confirmation that the Trustee Agreement has been terminated.

1.2
Discharge of Obligations. The parties hereby agree that as of the termination, each party and their respective shareholders, employees, agents, successors, affiliates, directors and officers shall be released and forever discharged from any and all actions, claims, demands, payment obligations or other obligations or liabilities of any nature whatsoever directly or indirectly arising out of (or in connection with) the Trustee Agreement, including any activities undertaken pursuant to the Trustee Agreement.

Termination Agreement

Article 2	Applicable Law and Dispute Resolution

2.1
Governing Law. The execution, validity, interpretation and implementation of this Agreement, and the settlement of disputes arising from, under or in connection with it, shall be governed by and interpreted in accordance with Hong Kong law.

2.2	Dispute Resolution.

2.2.1
If any dispute arises in connection with this Agreement, the parties shall attempt in the first instance to resolve it through friendly consultations or mediation. If any dispute cannot be resolved within 30 days after the commencement of discussions, such dispute shall be referred to and finally resolved by arbitration in Hong Kong administrated by the Hong Kong International Arbitration Centre in accordance with the Centre’s then-current arbitration procedures and rules. The arbitration shall be conducted in the English language before a tribunal of 3 arbitrators appointed in accordance with the said rules. The arbitral award shall be final and binding on the parties.

2.2.2	During the period when the dispute is being resolved, except for the matters under dispute, the parties shall continue performing this Agreement in all respects.

Article 3	Miscellaneous

3.1
Entire Agreement.  This Agreement shall constitute the entire agreement among the parties in respect of the subject matter hereof and shall supersede any previous discussions, negotiations and agreements related thereto, except for the VIE Agreements (where applicable).

3.2
No Waiver.  Unless otherwise agreed upon by the parties in writing, any failure or delay on the part of any party to exercise any right, authority or privilege under this Agreement, or under any other agreement relating to this Agreement, shall not operate as a waiver thereof; nor shall any single or partial exercise of any right, authority or privilege preclude any other future exercise thereof.

3.3
Severability.  The provisions of this Agreement are severable from each other.  The invalidity of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

Termination Agreement

3.4	Successors. This Agreement shall be valid and binding on the parties, their successors and permitted assigns.

3.5	Assignment. No party shall assign any of its rights or obligations hereunder without the prior written consent of all other parties.

3.6	Language and Version. This Agreement is prepared in the English language in 2 originals. Each party shall retain 1 original for its records.

[Remainder of page intentionally left blank.]

Termination Agreement

IN WITNESS WHEREOF, the parties have executed, or have caused this Agreement to be executed by their duly authorized representative, on the date first written above.

For and on Behalf of

Party A: China Cablecom Co., Ltd, Hong Kong

By:	Clive Ng
Name:
Title:

Party B: Liang Yue Jing

By:	Liang Yue Jing
PRC ID No.:	512925196403280023

Termination Agreement

Annex 2

Termination Agreement

between

China Cablecom Co., Ltd, Hong Kong

and

Pu Yue

This Termination Agreement (Agreement) is entered into on May 4, 2011 in Beijing, People’s Republic of China (PRC)

by and between:

(1)	China Cablecom Co., Ltd, Hong Kong, a limited liability company incorporated under the laws of Hong Kong with its registered address at 12/F RUTTONJEE HSE 11 DUDDLLST CENTRAL HK (Party A);

and

(2)	Pu Yue, a PRC citizen, holder of identification card number, 330104197209251011, whose residential address is at Room 334, Building No.7, Zhongguanchun, Haidian District, Beijing, PRC (Party B).

Each of Party A and Party B shall be hereinafter referred to as a “party” respectively, and as the “parties” collectively.

 WHEREAS:

A.	Party A and Party B entered into a trustee agreement (“Trustee Agreement”) on June 30, 2007 to facilitate the execution of a set of control documents (“VIE Agreements”) between the parties.

B.
After entering into the Trustee Agreement, the parties executed the VIE Agreements as planned. The parties acknowledge that the Trustee Agreement was effectively superseded by the VIE Agreements upon the execution of the VIE Agreements.

C.
The parties wish to terminate the Trustee Agreement on the date of execution of this Agreement. The parties further acknowledge that the execution of this Agreement (i.e., the termination of the Trustee Agreement) reflects the intention of the parties when they executed the VIE Agreements.

NOW, THEREFORE, the parties hereby agree as follows:

Article 1        Termination

1.1
Termination. The parties agree that on the date of execution of this Agreement the Trustee Agreement shall no longer be effective. This Agreement, once executed, shall stand as written confirmation that the Trustee Agreement has been terminated.

1.2
Discharge of Obligations. The parties hereby agree that as of the termination, each party and their respective shareholders, employees, agents, successors, affiliates, directors and officers shall be released and forever discharged from any and all actions, claims, demands, payment obligations or other obligations or liabilities of any nature whatsoever directly or indirectly arising out of (or in connection with) the Trustee Agreement, including any activities undertaken pursuant to the Trustee Agreement.

Termination Agreement

Article 2	Applicable Law and Dispute Resolution

2.1
Governing Law. The execution, validity, interpretation and implementation of this Agreement, and the settlement of disputes arising from, under or in connection with it, shall be governed by and interpreted in accordance with Hong Kong law.

2.2	Dispute Resolution.

2.2.1
If any dispute arises in connection with this Agreement, the parties shall attempt in the first instance to resolve it through friendly consultations or mediation. If any dispute cannot be resolved within 30 days after the commencement of discussions, such dispute shall be referred to and finally resolved by arbitration in Hong Kong administrated by the Hong Kong International Arbitration Centre in accordance with the Centre’s then-current arbitration procedures and rules. The arbitration shall be conducted in the English language before a tribunal of 3 arbitrators appointed in accordance with the said rules. The arbitral award shall be final and binding on the parties.

2.2.2	During the period when the dispute is being resolved, except for the matters under dispute, the parties shall continue performing this Agreement in all respects.

Article 3	Miscellaneous

3.1
Entire Agreement.  This Agreement shall constitute the entire agreement among the parties in respect of the subject matter hereof and shall supersede any previous discussions, negotiations and agreements related thereto, except for the VIE Agreements (where applicable).

3.2
No Waiver.  Unless otherwise agreed upon by the parties in writing, any failure or delay on the part of any party to exercise any right, authority or privilege under this Agreement, or under any other agreement relating to this Agreement, shall not operate as a waiver thereof; nor shall any single or partial exercise of any right, authority or privilege preclude any other future exercise thereof.

3.3
Severability.  The provisions of this Agreement are severable from each other.  The invalidity of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

Termination Agreement

3.4	Successors. This Agreement shall be valid and binding on the parties, their successors and permitted assigns.

3.5	Assignment. No party shall assign any of its rights or obligations hereunder without the prior written consent of all other parties.

3.6	Language and Version. This Agreement is prepared in the English language in 2 originals. Each party shall retain 1 original for its records.

[Remainder of page intentionally left blank.]

Termination Agreement

IN WITNESS WHEREOF, the parties have executed, or have caused this Agreement to be executed by their duly authorized representative, on the date first written above.

For and on Behalf of

Party A: China Cablecom Co., Ltd, Hong Kong

By:	Clive Ng
Name:
Title:

Party B: Pu Yue

By:	Pu Yue
PRC ID No.:	330104197209251011

Termination Agreement